

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

6 May 2005





Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Proposed Disposal of 26,343,468 ordinary shares of 5p each in London Clubs International plc by Resorts World Limited to Palomino Limited, a wholly-owned subsidiary of Genting International PLC for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **06/05/2005 06:04:26 PM**
Submitted by **RESORTS WORLD** on **06/05/2005 06:21:50 PM**
Reference No **RW-050506-754D1**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" OR "THE COMPANY")

DISPOSAL OF 26,343,468 ORDINARY SHARES OF 5p EACH IN LONDON CLUBS INTERNATIONAL PLC BY RESORTS WORLD LIMITED TO PALOMINO LIMITED, A WHOLLY-OWNED SUBSIDIARY OF GENTING INTERNATIONAL PLC ("SHARE DISPOSAL")

* **Contents :-**

1. INTRODUCTION

The Board of Directors of the Company is pleased to announce that Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, has entered into a Share Sale and Purchase Agreement to dispose of its equity interest of 26,343,468 ordinary shares of 5p each in London Clubs International plc ("LCI") to Palomino Limited ("Palomino"), an Isle of Man incorporated company, wholly-owned by Genting International PLC ("GIPLC"), for a consideration of £31,713,847 (approximately RM228.8 million).

2. INFORMATION ON RWL

RWL, an indirect wholly-owned subsidiary of the Company, is a company incorporated in the Isle of Man on 1 September 1989. It is an investment holding company.

3. INFORMATION ON PALOMINO

Palomino, a wholly-owned subsidiary of GIPLC, is a company incorporated in the Isle of Man on 24 October 1990. It is an investment holding company.

4. INFORMATION ON GIPLC

GIPLC is incorporated in the Isle of Man on 16 August 1984. It is principally an investment holding company. The principal activities of GIPLC's subsidiaries include investment holding, property development, provision of sales and marketing services to leisure and hospitality businesses and provision of loyalty card programmes.

GIPLC's shares are listed on the Luxembourg Stock Exchange and also quoted on the Central Limit Order Book Trading System of the Singapore Stock Exchange.

5 DETAILS OF THE SHARE DISPOSAL

On 5 May 2005, RWL received a letter of offer from Palomino to purchase its equity interest of 26,343,468 ordinary shares of 5p each in LCI for a consideration of £31,713,847 representing 120.386 pence per LCI share to be satisfied by the issuance of 329,087,489 new ordinary shares of US$0.10 each in GIPLC at an issue price of US$0.183 per GIPLC share.

The consideration of £31,713,847 representing 120.386 pence per LCI share was arrived at after taking into consideration the one (1) month weighted average market prices of LCI shares up to 4 May 2005.

Similarly, the number of new shares to be issued by GIPLC at US$0.183 per share was determined after taking into consideration the one (1) month weighted average market prices of GIPLC shares up to 4 May 2005.

GIPLC has undertaken that it will procure the new issue of its shares to be listed on the Luxembourg Stock Exchange or any other international exchange and that the new shares will rank pari passu in all respects with the existing GIPLC shares.

6. CONDITIONS PRECEDENT

The Share Disposal is not subject to any conditions precedent.

7. RATIONALE

The Share Disposal has resulted in RWL owning approximately 7.63% in GIPLC. This enables RWB Group to participate as a shareholder in the future expansion and development of GIPLC's principal business activities in the leisure, hospitality and gaming industry outside Malaysia.

8. FINANCIAL EFFECTS

The Share Disposal has:

(i) no effect on the share capital of the Company;

(ii) realised a gain of approximately RM113.3 million (gross) for the RWB Group; and

(iii) increased the net tangible assets per share of the RWB Group by approximately 10.4 sen (gross) based on the existing issued share capital of the Company.

9. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Tan Sri Lim Kok Thay is the Chairman, President & Chief Executive, shareholder and share option holder of both RWB and Genting Berhad ("GB"), the holding company which owns 57.74% and 68.34% equity interest in RWB and GIPLC respectively. He is also the Chairman of GIPLC, a Director of RWL, Palomino and Golden Hope Limited ("GHL") and has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which GHL is acting as its trustee by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. GHL as trustee of the GHUT is a substantial 15.17% shareholder of GIPLC.

Tan Sri Lim is also a Director of Kien Huat Realty Sdn Bhd ("KHR") and has a deemed interest in KHR by virtue of being a beneficiary of a discretionary trust which owns non-voting preference shares in KHR. Lakewood Sdn Bhd, a wholly-owned subsidiary of KHR is a substantial 6.64% shareholder of GIPLC.

Tun Mohammed Hanif bin Omar is the Deputy Chairman, shareholder and share option holder of both RWB and GB.

Mr Quah Chek Tin is the Executive Director & Chief Operating Officer and a shareholder of RWB. He is also an Executive Director, shareholder and a share option holder of GB and is an Alternate Director to Tan Sri Lim Kok Thay on the Board of GIPLC.

Mr Justin Tan Wah Joo is an Executive Director of RWB and a share option holder of both RWB and GB. He is also the Managing Director and a shareholder of GIPLC and a Director of RWL.

Tan Sri Dr. Lin See Yan is a Director of both RWB and GB.

Mr Ong Moh Pheng, a Director of both RWL and Palomino, is an Alternate Director to Mr Justin Tan Wah Joo on the Board of GIPLC and a share option holder of GB.

Ms Katharine Georgina Harding is a Director of both RWL and Palomino.

Accordingly, the aforesaid Directors have abstained from deliberations and voting on the Share Disposal at the Board Meeting of the Company and RWL, as the case may be, held to consider the matter.

Save as disclosed above, none of the Directors and/or substantial shareholders or persons connected to the Directors have any interest, either direct or indirect in the Share Disposal.

10. DIRECTORS' RECOMMENDATION

The Board is of the opinion that the Share Disposal is in the best interest of the Company.

Yours faithfully
RESORTS WORLD BHD

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please

make the appropriate reference to the table(s) in the Contents of the Announcement: